

06008947

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wescom Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 S. Marengo Avenue
(No. and Street)

Pasadena	**California**	**91101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Pipes, President/CEO — **(626) 535 1000 Ext 8610**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - if individual, state last, first, middle name)

2001 S. Barrington Ave., Ste. 303	**Los Angeles,**	**CA**	**90025**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Pipes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wescom Financial Services, LLC** as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.


LINDA M. SAM
Commission # 1424690
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wescom Financial Services, LLC
(A Wholly Owned Subsidiary of Wescom Holdings, LLC)
Financial Report
December 31, 2005

McGladrey & Pullen
Certified Public Accountants

TABLE OF CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wescom Financial Services, LLC
Pasadena, California

We have audited the accompanying statements of financial condition of Wescom Financial Services, LLC as of December 31, 2005 and the related statements of income, membership capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wescom Financial Services, LLC as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Los Angeles, California
January 20, 2006
wesfns.b.ouso-fs.amn.05.nn

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets:		
Cash and cash equivalents	$	1,643,877
Accounts receivable		219,716
		1,863,593
Investment in CUSO Financial Services, LP		1,736,849
Prepaid expenses		52,005
	$	3,652,447

LIABILITIES AND MEMBERSHIP CAPITAL

Current liabilities:		
Accounts payable and other liabilities	$	359,823
Membership Capital		3,292,624
	$	3,652,447

The accompanying notes are an integral part of this statement.

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Revenues	
Commission income	$ 5,794,565
Other income	1,033,756
Total revenue	6,828,321
Expenses	
Compensation and related benefits	1,904,685
Commissions	2,186,097
Clearing and execution fees	861,835
Operations	312,891
Other operating expenses and losses	60,068
Marketing and promotions	57,659
Professional and outside services	22,985
Total expenses	5,406,220
Net income	$ 1,422,101

The accompanying notes are an integral part of this statement.

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF MEMBERSHIP CAPITAL
YEAR ENDED DECEMBER 31, 2005

Balance, December 31, 2004	$ 2,870,523
Distribution to parent	(1,000,000)
Net income	1,422,101
Balance, December 31, 2005	$ 3,292,624

The accompanying notes are an integral part of this statement.

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net income	$ 1,422,101
Adjustments to reconcile net income to net cash provided by operating activities:	
Equity in earnings from investment in CUSO Financial Services, LP	(535,662)
Decrease in accounts receivable and prepaid expenses	187,314
Decrease in accounts payable and other liabilities	(1,091)
Net cash provided by operating activities	1,072,662
Cash flows from investing activities	
Distribution received from CUSO Financial Services, LP	123,980
Cash flows from financing activities	
Distribution to parent	(1,000,000)
Increase in cash and cash equivalents	196,642
Cash and cash equivalents, beginning of year	1,447,235
Cash and cash equivalents, end of year	$ 1,643,877

The accompanying notes are an integral part of this statement.

WESCOM FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

Wescom Financial Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Wescom Holdings, LLC (the Parent) that is a wholly owned subsidiary of Wescom Credit Union. The Company was established primarily to provide brokerage services to members of Wescom Credit Union.

The Company received approval from the National Association of Securities Dealers, Inc. to operate as a registered broker-dealer on February 7, 2004.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Cash and Cash Equivalents:

Cash and cash equivalents include deposits in Western Corporate Federal Credit Union (WesCorp), a corporate credit union. The balance is insured by the National Credit Union Share Insurance Fund up to $100,000.

Revenue Recognition:

The Company receives commission income in accordance with the terms of an agreement with their clearing agent. Commission income and related expenses are recognized on a trade date basis.

Income Taxes:

Wescom Financial Services, LLC is a single member limited liability company and as such is not subject to federal and state income tax. Income or loss from the Company is passed through to its member. The Company is, however, subject to state taxes on gross receipts.

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. CUSO Financial Services, LP

The company is a limited partner in CUSO Financial Services, LP, which provides broker-dealer and investment advisory services to credit unions and credit union service organizations. The company owns 24 units, which approximates an 11% ownership. The investment is accounted for under the equity method of accounting.

Note 3. Employee Benefit Plans

The Company also participates in Wescom Credit Union's 401(k) pension plan that allows employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions. Pension costs are accrued and funded on a current basis. The Company contributed $175,447 to the plan for the year ended December 31, 2005.

Note 4. Related Party Transactions

The Company is charged by the parent credit union, Wescom Credit Union, for certain expense allocations, including the cost of office space and management support. These expenses, which are included in operations, totaled $124,100 for the year ended December 31, 2005.

The company has $1,603 on deposit with Wescom Credit Union at December 31, 2005. The balance is insured by the National Credit Union Share Insurance Fund up to $100,000.

Note 5. Off Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of, and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005 the Company had net capital and net capital requirements of $1,259,054 and $23,988, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.29 to 1.

WESCOM FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2005 - SCHEDULE I

Total membership equity from statement of financial condition		$ 3,292,624
Less non-allowable assets:		
Prepaid expenses and other assets	$ 52,005	
Investment in CUSO Financial Services, LP	1,736,849	
Accounts receivable from CUSO Financial Services, LP	219,716	
Total non-allowable assets		2,008,570
Net capital before other deductions		1,284,054
Fidelity bond deductible above minimum allowed		25,000
Net capital		$ 1,259,054
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 359,823
Computation of basic net capital requirement		
Minimum net capital required		
(Greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 23,988
Net capital in excess of minimum requirement		$ 1,235,066
Ratio of aggregate indebtedness to net capital		0.29 to 1

Statement pursuant to paragraph (d) of rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2005.

WESCOM FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3
DECEMBER 31, 2005 – SCHEDULE II

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

WESCOM FINANCIAL SERVICES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
DECEMBER 31, 2005 – SCHEDULE II

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Wescom Financial Services, LLC
Pasadena, California

In planning and performing our audit of the financial statements and supplemental schedules of Wescom Financial Services, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Los Angeles, California
January 20, 2006

Wescom Financial Services, LLC

Auditor's Communication to the Board of Directors

McGladrey & Pullen
Certified Public Accountants

McGladrey & Pullen
Certified Public Accountants

February 13, 2006

To the Board of Directors
Wescom Financial Services, LLC
Pasadena, California

This letter is intended to inform the Board of Directors about significant matters related to the conduct of the annual audit of Wescom Financial Services, LLC (WFS), so that it can appropriately discharge its oversight responsibility, and so that we comply with our professional responsibilities to the Board of Directors.

The following summarizes various matters that must be communicated to you under auditing standards generally accepted in the United States of America.

THE AUDITOR'S RESPONSIBILITY UNDER GENERALLY ACCEPTED AUDITING STANDARDS

Our audit of the financial statements of Wescom Financial Services, LLC for the year ended December 31, 2005 was conducted in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error, fraudulent financial reporting, or misappropriation of assets. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Accordingly, the audit was designed to obtain reasonable, rather than absolute, assurance about the financial statements. We believe that our audit accomplished that objective.

SIGNIFICANT ACCOUNTING POLICIES

The Board of Directors has the ultimate responsibility for the appropriateness of the accounting policies used by WFS. WFS did not adopt any significant new accounting policies nor have there been any changes in existing significant accounting policies during the current period that should be brought to your attention for approval.

SIGNIFICANT OR UNUSUAL TRANSACTIONS

We did not identify any significant or unusual transactions in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

MANAGEMENT JUDGMENTS AND ACCOUNTING ESTIMATES

Accounting estimates are an integral part of the preparation of financial statements and are based upon management's current judgment. The process used by management encompasses their knowledge and experience about past and current events and certain assumptions about future events. Management has informed us that they used all the relevant facts available to them at the time to make the best judgments about accounting estimates, and we considered this information in the scope of our audit.

AUDIT ADJUSTMENTS

There were no audit adjustments made to the original trial balance presented to us at the beginning of our audit.

OTHER INFORMATION IN DOCUMENTS CONTAINING AUDITED FINANCIAL STATEMENTS

We were notified that the audited financial statements were not included in any document.

DISAGREEMENTS WITH MANAGEMENT

We encountered no disagreements with management over the application of significant accounting principles, the basis for management's judgments on any significant matters, the scope of the audit, or significant disclosures to be included in the financial statements.

CONSULTATION WITH OTHER ACCOUNTANTS

We are not aware of any consultations management had with other accountants about accounting or auditing matters.

MAJOR ISSUES DISCUSSED WITH MANAGEMENT PRIOR TO RETENTION

No major issues were discussed with management prior to our retention to perform the aforementioned audit.

DIFFICULTIES ENCOUNTERED IN PERFORMING THE AUDIT

We did not encounter any difficulties in dealing with management relating to the performance of the audit.

CLOSING

This letter is intended solely for the information and use of WFS's Board of Directors and management, and is not intended to be and should not be used by anyone other than the specified parties.

After you have had an opportunity to review this letter, we would be pleased to discuss the matters contained herein with you.

McGladrey & Pullen, LLP

wesinsla.sas61.arru05.rh

END